Exhibit 99.1

21Vianet Group, Inc. Announces Change in Leadership Team

BEIJING, China, June 22, 2015 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that Mr. Shang-Wen Hsiao, its Chief Financial Officer, has decided to resign from his current role and will serve as an advisor to the Board of Directors effective July 1, 2015. Mr. Hsiao has served as the Company’s CFO since June 2010. The Company also announced that Mr. Terry Wang will succeed Mr. Hsiao as Chief Financial Officer of 21Vianet.

Mr. Wang will be undertaking the Company’s finance, legal, merger and acquisitions, capital markets and investor relations and internal control responsibilities. Prior to joining 21Vianet, Mr. Wang has served as the Company’s independent director and Chair of the Audit Committee since April 2011. Mr. Wang has over 20 years of extensive experience in international financial service industry and management experience in technology, manufacturing industries and capital markets. Mr. Wang has been the chief financial officer since 2014 at GalaxyCore, a company for designing and providing CMOS image sensor. From 2008 to 2014, Mr. Wang served as the chief financial officer at Trina Solar Ltd., a company listed on the New York Stock Exchange. Prior to joining Trina Solar Ltd., Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Mr. Wang received an MBA from University of Wisconsin and Master of Science degrees from Brown University. Mr. Wang received his master and bachelor’s degrees from Fudan University.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated: “We welcome Mr. Wang as 21Vianet’s new Chief Financial Officer. His broad financial experience and deep operating knowledge make him an ideal addition to 21Vianet’s management team in helping to guide 21Vianet through the next stages of its transformation and further strengthening the Company’s leadership position in its industry. Furthermore, I would like to thank Mr. Hsiao for his many contributions during the past five years. I appreciate his dedication with the Company and the important leadership he has played in not only enhancing the Company’s financial foundation, but also helping to steer 21Vianet through one of its most successful periods of growth. We all wish him every success in the future.”

Mr. Hsiao said: “It has been an incredibly rewarding experience at 21Vianet and I would like to thank everyone associated with 21Vianet for the opportunity to contribute to the Company over the past five years. I am delighted with the progress 21Vianet has made over the past five years and proud of many achievements we have made both financially and strategically. I came to 21Vianet with the belief of its strategic direction and I’m leaving with even greater confidence in the Company’s opportunity as a leader in China’s internet infrastructure sector.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com